ITUS CORPORATION

12100 Wilshire Boulevard, Suite 1275

Los Angeles, CA  90025

March 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:   ITUS Corporation

Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-215799)

Ladies and Gentleman:

On behalf of ITUS Corporation (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-215799) (the “Registration Statement”) in accordance with the instructions of the staff of the Securities and Exchange Commission. No securities were sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney David Selengut of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ Robert A. Berman Robert A. Berman
President and Chief Executive Officer